Exhibit 99.9

Global eCommerce Leader to Move 2100 Agents to NICE inContact CXone

CXone cloud customer experience platform selected to improve customer satisfaction and increase sales conversion while driving down costs

Salt Lake City, December 18, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that a global ecommerce leader with 15 brands and five contact centers around the world has selected NICE inContact CXone – the world’s #1 cloud customer experience platform – for a comprehensive move of 2100 agents to the cloud.

The expansive direct-to-consumer retailer conducted an exhaustive review of cloud options in order to replace inflexible on-premises technology, and selected NICE inContact CXone for its all-encompassing platform that unifies applications, including omnichannel routing and Workforce Optimization, in a true cloud solution.

With CXone, the company aims to improve customer satisfaction (CSAT) by 10 percent and increase sales conversion by 15 percent across all of their brands, all while driving down costs with increased agility and efficiency. It plans to scale to over 2500 agents during its busy season, and will leverage the unified CXone platform across several business units.

“We’re excited CXone was selected for yet another large-scale deployment by an industry-leading organization, to power exceptional customer experiences,” said Paul Jarman, CEO NICE inContact. “The momentum demonstrates where the market is moving, to the cloud and to CXone – a complete and best-in-class solution that helps companies meet their business goals.”

Jarman continued, “Today’s highly competitive customer experience economy calls for brands in all industries to elevate their game. We’re seeing accelerated adoption of NICE inContact CXone by organizations of all sizes that are transforming to the cloud. Enterprises are primed to benefit from CXone cloud customer experience platform that powers immersive and engaging customer experiences that drive down costs while building loyalty, advocacy and wallet share.”

Contact centers of all sizes are increasingly turning to NICE inContact CXone to transform customer experiences based on its proven scalability, reliability, security and functionality. CXone is an extensible, elastic, and open cloud platform that provides flexibility, enables integration with any CRM, ERP (enterprise resource planning) or custom application, and supports rapid and ongoing innovation to differentiate service offerings. Customers who select NICE inContact CXone are looking for a robust contact center solution to help them win in the experience economy by delivering exceptional customer and agent experiences that attract and retain customers and grow revenue.

CXone is an integrated and open cloud customer experience platform which enables customer service agents to respond faster and act smarter, delivering a smooth omnichannel customer experience. Only CXone unifies best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.